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                                              ---------------------------------
            UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION           OMB APPROVAL
        WASHINGTON, D.C. 20549
                                              ---------------------------------
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                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*

                          First Savings Financial Corp.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)


                                  33620B106000
   --------------------------------------------------------------------------
                                 (CUSIP Number)

                               David L. Ward, Jr.
                             William R. Lathan, Jr.
                              Ward and Smith, P.A.
                               1001 College Court
                         New Bern, North Carolina 28562
                                 (919) 633-1000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                February 25, 1997
   --------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_| .

Check the following box if a fee is being paid with the statement |_| . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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         This Amendment No. 2 to Schedule 13D amends and supplements the
Schedule 13D filed by First Citizens BancShares, Inc. ("BancShares"), Lewis R. Holding, Frank B. Holding and others, with the Securities and Exchange Commission on February 1, 1996, and previously amended by an Amendment No. 1 filed on February 19, 1997 (as amended, the "Statement") by furnishing the additional information set forth below.


Item 4.           Purpose of Transaction.

         Item 4 of the Statement is hereby amended to include the following information:

         BancShares previously reported that, based on information received from the Issuer's financial advisor, Trident Financial Corporation ("Trident"), BancShares had submitted to Trident a proposal to acquire the Issuer.

         BancShares has been informed that on February 25, 1997, the Issuer's Board of Directors approved in principle BancShares' proposal. Under BancShares' proposal, the Issuer and its wholly owned savings bank subsidiary, First Savings Bank of Rockingham County, Inc., SSB, would be acquired by BancShares and each of the outstanding shares of the Issuer's Common Stock would be converted into the right to receive $10.75 in cash. Consummation of the proposed transaction is subject to (i) negotiation and execution of a definitive agreement, (ii) approval of that agreement by the Issuer's Board of Directors and shareholders and by BancShares' Board of Directors, (iii) receipt of all required regulatory approvals, and (iv) customary reviews by BancShares of the Issuer's assets, corporate records, financial statements and other such matters.


Item 7.           Material to be Filed as Exhibits.

         Exhibit A.     Agreement among members of the Group with
                        respect to filing of the Statement.



                                        2

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Signatures

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                          FIRST CITIZENS BANCSHARES, INC.



February 26, 1997         By:  /s/James B. Hyler, Jr.
                               ----------------------
                               James B. Hyler, Jr., Vice Chairman




February 26, 1997         /s/Lewis R. Holding
                               ----------------------
                          Lewis R. Holding




February 26, 1997         /s/Frank B. Holding
                               ----------------------
                          Frank B. Holding




February 26, 1997         /s/Ella Ann L. Holding
                          ----------------------
                          Ella Ann L. Holding




February 26, 1997         /s/Frank B. Holding, Jr.
                          ------------------------
                          Frank B. Holding, Jr., as Custodian U/NCUTMA
                          for Frank B. Holding, III, Barbara Perry
                          Holding and Lewis Royall Holding, II




February 26, 1997         /s/Hope Holding Connell
                          ----------------------
                          Hope Holding Connell, as Custodian U/NCUTMA
                          for Hewlette Collier Connell and John Patrick
                          Holding Connell




February 26, 1997         /s/Peter M. Bristow
                          ----------------------
                          Peter M. Bristow, as Custodian U/SCUGMA
                          for Peter McDonald Bristow, Jr.



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                                    EXHIBIT A

Each of the undersigned agrees that the Amendment No. 2 to Schedule 13D dated February 25, 1997 is being filed on their behalf with the Securities and Exchange Commission.


                         FIRST CITIZENS BANCSHARES, INC.



February 26, 1997        By:  /s/James B. Hyler, Jr.
                              ----------------------
                              James B. Hyler, Jr., Vice Chairman




February 26, 1997        /s/Lewis R. Holding
                         ----------------------
                         Lewis R. Holding




February 26, 1997        /s/Frank B. Holding
                         ----------------------
                         Frank B. Holding




February 26, 1997        /s/Ella Ann L. Holding
                         ----------------------
                         Ella Ann L. Holding




February 26, 1997        /s/Frank B. Holding, Jr.
                         ------------------------
                         Frank B. Holding, Jr., as Custodian U/NCUTMA
                         for Frank B. Holding, III, Barbara Perry
                         Holding and Lewis Royall Holding, II




February 26, 1997        /s/Hope Holding Connell
                         ----------------------
                         Hope Holding Connell, as Custodian U/NCUTMA
                         for Hewlette Collier Connell and John Patrick
                         Holding Connell




February 26, 1997        /s/Peter M. Bristow
                         ----------------------
                         Peter M. Bristow, as Custodian U/SCUGMA
                         for Peter McDonald Bristow, Jr.